Exhibit 8.2

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion of our report dated March 21, 206, except as to Note 12(a), which is as of April 6, 2006, on the consolidated financial statements of Baja Mining Corp. as at December31, 2005 and 2004 and for the three-year period ended December31, 2005. The audited consolidated financial statements are included as an exhibit to the company’s annual report on Form 40-F.

(signed) Staley Okada & Partners

Chartered Accountants

Vancouver, British Columbia

March 30, 2007